Exhibit 99.1

PRESS RELEASE

ERYTECH Announces $30.0 Million

Registered Direct Offering

Lyon (France) and Cambridge, MA (U.S.), April 29, 2021 – ERYTECH Pharma (Nasdaq & Euronext: ERYP) (the “Company”), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today announced that it has entered into definitive agreements with several health-care focused institutional and accredited investors for the purchase and sale of 1,034,483 units (“Units”), each Unit consisting of four ordinary shares in the form of American Depositary Shares (each an “ADS”) and three warrants, each to purchase one ordinary share (each a “Warrant”), in a registered direct offering to specified categories of investors, described below. The subscription price for one Unit is $29.00 (€24.03), corresponding to $7.25 (€6.01) per ADS and associated 0.75 warrant. Each ADS represents the right to receive one ordinary share, €0.10 nominal value, of the Company. The Warrants have an exercise price of €7.50 ($9.05) per share, will be immediately exercisable upon issuance and will expire two years from the issuance date. The closing of the offering is expected to occur on or about May 4, 2021, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds to ERYTECH from the sale of the Units, before deducting placement agent fees and offering expenses, are expected to be approximately $30.0 million. The Company intends to use the net proceeds from this offering to fund further development of its products candidates, including the completion of the Phase 3 TRYbeCA-1 trial and the costs to prepare the regulatory filings, and for associated working capital and general corporate purposes.

Main terms of the share capital increase

The issuance of the 4,137,932 new ordinary shares underlying the ADSs will result in an immediate capital increase of €24,868,971.30 (divided into a nominal amount of €413,793.20 and a total issuance premium of €24,455,178.10 and corresponding to a nominal value of ten cents (€0.10) plus an issuance premium of €5.91 per share issued), representing approximately 19.12% of the Company’s share capital and voting rights outstanding before the offering.

The issue price of the ordinary shares underlying the ADSs represented a discount of 2.25% from the volume-weighted average share price (“VWAP”) of the Company’s ordinary shares on the regulated market of Euronext Paris during the three trading sessions preceding the determination of the issue price on April 29, 2021 and a discount of 19.91% from such VWAP when including 75% of the theoretical value of one Warrant, which value per warrant is €1.45.

The Warrants will have a two-year term and represent a total of 75 % coverage of the ADS issuance, representing 3,103,449 potential additional new ordinary shares and 12.95% of the Company’s outstanding fully diluted share capital before the offering. The exercise price of the Warrants shall be equal to €7.50, representing 123% of the last closing price of the Company’s shares on Euronext Paris preceding the determination of the issue price.

On an illustrative basis, a shareholder holding 1% of the Company’s outstanding share capital before the completion of the offering and who did not participate in this offering would hold 0.84% of the Company’s outstanding share capital and voting rights after the completion of the offering and 0.75% of the Company’s outstanding share capital and voting rights if the Warrants are exercised in full.

The share capital increase of the Company is achieved by issuing ordinary shares underlying the ADSs with warrants attached without shareholders’ preferential subscription rights under the provisions of Article L. 225-138 of the French Commercial Code and pursuant to the 25th resolution of the general meeting of the shareholders of the Company held on June 26, 2020. This offering was open only to investors who met the categories defined in the above-mentioned resolution, i.e., (i) natural and legal persons, including companies, trusts or investment funds, organized under French or foreign law, that habitually invest in the pharmaceutical, biotechnological or medical technology sector and/or (ii) companies, institutions or entities of any type, French or foreign, that exercise a significant part of their business in the pharmaceutical, cosmetic, chemical or medical devices and/or technologies or research in these sectors.

After closing of the offering, the ordinary shares underlying the ADSs will be fungible with the Company’s existing shares and listed on Euronext Paris under ISIN FR0011471135.

Registration of the securities

The securities described above are being offered by ERYTECH pursuant to a “shelf” registration statement on Form F-3 (File No. 333- 248953) previously filed with the Securities and Exchange Commission (the “SEC”) on September 21, 2020 and declared effective by the SEC on October 9, 2020. The offering of the securities is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to the securities being offered will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Information available to the public

For the purpose of the application to listing on the regulated market of Euronext Paris of the new ordinary shares to be issued underlying the ADSs and Warrants, the Company will submit a listing prospectus in French to the approval of the Autorité des Marchés Financiers (“AMF”) on April 29, 2021. The listing prospectus in French comprises (i) the 2020 universal registration document of the Company (Document d’Enregistrement Universel) filed with the AMF on March 8, 2021 under number D. 21-0103 with the amendment to the 2020 universal registration document of the Company to be filed with the AMF on April 29, 2021 (Amendement au Document d’Enregistrement Universel), and (ii) a Securities Note (Note d’opération), including (iii) a summary of the prospectus in French. From the date of filing with the AMF, copies of the Company’s 2020 universal registration document, amendment to the 2020 universal registration document and of the listing prospectus in French will be available free of charge at the Company’s head office located at 60 Avenue Rockefeller, 69008 Lyon, France, on the Company’s website (www.erytech.com) and on the AMF’s website (https://www.amf- france.org/). These hyperlinks are included pursuant to the Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 (“Prospectus Regulation”) for the convenience of investors and the contents of this website is not incorporated by reference into this press release.

About ERYTECH

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs. ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival.

The Company’s lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cell’s altered asparagine and glutamine metabolism. Eryaspase is in Phase 3 clinical development for the treatment of second-line pancreatic cancer and in Phase 2 for the treatment of first-line triple-negative breast cancer. An investigator-sponsored Phase 2 clinical trial in patients with acute lymphoblastic leukemia who developed hypersensitivity reactions to PEG-asparaginase was recently completed in the Nordic countries of Europe. Eryaspase is not currently approved in any country.

ERYTECH produces its product candidates for treatment of patients in Europe at its GMP-approved manufacturing site in Lyon, France, and for patients in the United States at its GMP manufacturing site in Princeton, New Jersey, USA.

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.erytech.com

Forward-looking information

This press release contains forward-looking statements including, but not limited to, statements relating to the registered direct offering, including as to the consummation of the offering described above, the expected proceeds from the offering, the intended use of proceeds and the timing of the closing of the offering. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH’s control. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2020 Document d’Enregistrement Universel filed with the AMF on March 8, 2021 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 8, 2021 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law. In addition, the COVID-19 pandemic and the associated containment efforts have had a serious adverse impact on the economy, the severity and duration of which are uncertain. Government stabilization efforts will only partially mitigate the consequences. The extent and duration of the impact on the Company’s business and operations is highly uncertain, and that impact includes effects on its clinical trial operations and supply chain. Factors that will influence the impact on the Company’s business and operations include the duration and extent of the pandemic, the extent of imposed or recommended containment and mitigation measures, and the general economic consequences of the pandemic. The pandemic could have a material adverse impact on the Company’s business, operations and financial results for an extended period of time.

CONTACTS

ERYTECH Eric Soyer CFO & COO	LifeSci Advisors, LLC Investor Relations Corey Davis, Ph.D.	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations

+33 4 78 74 44 38 investors@ERYTECH.com	+1 (212) 915 —2577 cdavis@lifesciadvisors.com	+33 1 44 71 94 94 ERYTECH@newcap.eu

Disclaimer

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of ordinary shares or ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons who come into possession of this document are required to inform themselves about and to observe any such potential local restrictions.

A listing prospectus in French will be submitted to the AMF on April 29, 2021. It comprises (i) the 2020 universal registration document of the Company (Document d’enregistrement universel) filed with the AMF on March 8, 2021 under number D. 21-0103 with its amendment to be filed with the AMF on April 29, 2021 (Amendement au Document d’Enregistrement Universel), and (ii) a Securities Note (Note d’opération), including (iii) a summary of the prospectus in French. From the date of filing with the AMF, copies of the Company’s 2020 universal registration document, amendment to the 2020 universal registration document and of the listing prospectus in French will be available free of charge at the Company’s head office located at 60 Avenue Rockefeller, 69008 Lyon, France on the Company’s website (www.erytech.com) and on the AMF’s website (www.amf-france.org). These hyperlinks are included pursuant to the Prospectus Regulation for the convenience of investors and the contents of this website is not incorporated by reference into this press release.

This document does not constitute an offer to the public in France and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2 of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of the Prospectus Regulation.

This press release is an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 (as amended the “Prospectus Regulation”). Potential investors are advised to read the prospectus before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the ordinary shares or ADSs. The approval of the listing prospectus by the AMF should not be understood as an endorsement of the securities offered or admitted to trading on a regulated market.

With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 1(4) of the Prospectus Regulation or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that relevant member State.

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.